SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES THE RESULTS OF THE SHARES SUBSCRIBED FOR DURING THE PUBLIC AUCTION OF UNSUBSCRIBED SHARES

FOR IMMEDIATE RELEASE

TELESP CELULAR PARTICIPAÇÕES – CAPITAL INCREASE BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – January 4, 2004 - Telesp Celular Participações S.A. ("TCP"), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), announces today (i) the total number of common shares (ON) and preferred shares (PN) subscribed for during the public auction held on January 4, 2005 at the São Paulo Stock Exchange (BOVESPA), where the shares were subscribed for at a minimum price R$ 5.00 to a maximum price of R$ 6.96 per thousand shares and (ii) the total number of shares subscribed in the initial preemptive rights exercise period, the two reoffering rounds and the public auction.

Public Auction – Shares Subscribed – Brazilian Market
	Common Shares	(%) (1)	Preferred Shares	(%) (2)	TOTAL	(%) (3)
Portelcom Participações	90,930	100.00%	3,888,608	97.25%	3,979,538	97.31%
Other Shareholders	-	-	109,946	2.75%	109,946	2.69%
Total	90,930	100.00%	3,998,554	100.00%	4,089,484	100.00%

Total Shares Subscribed For (Initial Preemptive Rights Exercise Period + First Reoffering Round + Second Reoffering Round + Public Auction)
	Common Shares	(%) (1)	Preferred Shares (including preferred shares underlying ADSs)	(%) (2)	TOTAL	(%) (3)
Brasilcel and Portelcom Participações (Controlling Shareholders)	141,269,852,775	98.44%	135,468,521,917	50.69%	276,738,374,692	67.37%
Other Shareholders	2,243,213,843	1.56%	131,797,585,759	49,31%	134,040,799,602	32.63%
Total	143,513,066,618	100.00%	267,266,107,676	100.00%	410,779,174,294	100.00%

(1)  Percentage of common shares offered
(2)  Percentage of preferred shares offered
(3)  Percentage of total shares offered

The Company also announces that on January 7, 2005, a special meeting of the Board of Directors will take place to ratify the capital increase.

After the ratification of the capital increase by the Board of Directors, TCP's shareholder structure will be as follows:

Shareholder Structure after Ratification of the Capital Increase
Shareholder	Common Shares	%	Preferred Shares (including preferred shares underlying ADSs)%		Total	%
Controlling Shareholders:	524,712,213,728	94.90%	515,084,066,790	50.02%	1,039,796,280,518	65.70%
Brasilcel	432,599,784,676	78.24%	515,079,458,274	50.02%	947,679,242,950	59.88%
Portelcom Participações S.A.	92,112,429,052	16.66%	4,608,516	0.00%	92,117,037,568	5.82%
Other Shareholders	28,184,717,426	5.10%	514,582,528,859	49.98%	542,767,246,285	34.30%
TOTAL	552,896,931,154	100.00%	1,029,666,595,649	100.00%	1,582,563,526,803	100.00%

# # #

VIVO – Investor Relations

Telephone: +55 11 5105-1172 Email: ir@vivo.com.br Information available: www.vivo.com.br/ir

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates", "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets", as well as other similar words are intended to identify these statements, which necessarily involve risks and uncertainties known or unknown by the Company. Future results of TCP operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 05, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.